February 17, 2015

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, DC 20549

Re:    Moog Inc.
Form 10-K for the Fiscal Year Ended September 27, 2014
Filed November 10, 2014
File No. 1-05129

Dear Mr. O’Brien:

We have reviewed your February 3, 2015 letter regarding your comment on the above-referenced SEC filings. For your convenience, we have included the Staff’s comments in italics before our response.

Form 10-K for Fiscal Year Ended September 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Critical Accounting Policies, page 21
Reviews for Impairment of Goodwill, page 22

We note that management has determined that there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values of the smaller of your Aircraft Controls reporting units and the Medical Devices reporting unit. In future filings, please expand your disclosures for each reporting unit with a fair value that is not substantially in excess of the carrying value and has goodwill that is at risk for a material impairment charge to provide the following:

•	Identification of the reporting unit.

•	The amount of goodwill allocated to each reporting unit.

•	The fair value and carrying value of the reporting unit.

•
A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. An example would include assumptions in your discounted cash flow model that materially deviate from your historical results.

•
A discussion of any specific, potential events and/or circumstances that could have a negative effect on the estimated fair value (i.e., the specific factors to the reporting unit that management is monitoring and could result in a change to the reporting units’ estimates and/or assumptions).

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures that you would have included in your fiscal year 2014 Form 10-K in response to this comment and that you will include in your next Form 10-Q to provide investors with the expanded information on a timely basis.

Response:
For our annual test of goodwill for impairment in 2014, we determined that the fair values of our Medical Devices reporting unit and the smaller of our two Aircraft Controls reporting units exceeded their carrying values by 10% and 11%, respectively. The goodwill allocated to each reporting unit was $85 million and $36 million, respectively. Key assumptions used in deriving the reporting units’ fair values were projected revenue growth rates, operating margins and cash flows, the terminal growth rate and the discount rate. We considered the current business, economic and market conditions, as well as expected developments and operational strategies. The determination of each of our assumptions is subjective and requires significant estimates.

In future filings for each reporting unit whose fair value is not substantially in excess of the carrying value, we will expand our disclosure to provide a discussion of the uncertainty associated with the specific, key assumptions in determining the fair value of our reporting units. Also, we will include in our disclosure any specific, potential circumstances that could have a negative effect on the reporting units’ estimated fair values. In addition, we will specifically state the percentages by which fair values exceeded carrying values for these reporting units. In response to this comment, we would have provided in the Reviews for Impairment of Goodwill section of our Critical Accounting Policies in our fiscal year 2014 Form 10-K to read as follows (new disclosures are underlined).

Reviews for Impairment of Goodwill
At September 27, 2014, we had $758 million of goodwill, or 24% of total assets. We test goodwill for impairment for each of our reporting units at least annually, during our fourth quarter, and whenever events occur or circumstances change, such as changes in the business climate, poor indicators of operating performance or the sale or disposition of a significant portion of a reporting unit.

We identify our reporting units by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. Certain of our reporting units are our operating segments while others are one level below our operating segments.

Companies may perform a qualitative assessment as the initial step in the annual goodwill impairment testing process for all or selected reporting units. Companies are also allowed to bypass the qualitative analysis and perform a quantitative analysis if desired. Economic uncertainties and the length of time from the calculation of a baseline fair value are factors that we consider in determining whether to perform a quantitative test.

When we evaluate the potential for goodwill impairment using a qualitative assessment, we consider factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors such as strategy and changes in key personnel and overall financial performance. If, after completing this assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we proceed to a quantitative two-step impairment test.

Quantitative testing first requires a comparison of the fair value of each reporting unit to its carrying value. We use the discounted cash flow method to estimate the fair value of our reporting units. The discounted cash flow method incorporates various assumptions, the most significant being projected revenue growth rates, operating margins and cash flows, the terminal growth rate and the discount rate. Management projects revenue growth rates, operating margins and cash flows based on each reporting unit's current business, expected developments and operational strategies over a five-year period. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired and any loss must be measured.

In measuring the impairment loss, the implied fair value of goodwill is determined by assigning a fair value to all of the reporting unit's assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination at fair value. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss would be recognized in an amount equal to that excess.

Interim Test
We performed an interim test on goodwill for impairment for our Medical Devices reporting unit in the first quarter of 2014. We performed a quantitative assessment for this reporting unit, which had $85 million of goodwill as of the date of our test. Based on this test, the fair value of our Medical Devices reporting unit exceeded its carrying value by 1%. Therefore, goodwill was not impaired. The determination of each of our assumptions is subjective and requires significant estimates. Changes in these estimates and assumptions could materially affect the results of our impairment review.

Annual test - Qualitative Assessments
For our annual test of goodwill for impairment in 2014, we performed qualitative assessments for each of our three regional reporting units within Industrial Systems. We considered our most recent quantitative tests performed last year, and concluded that it is more likely than not that the fair values exceeded their carrying values.

Annual test - Quantitative Assessments
For our annual test of goodwill for impairment in 2014, we performed quantitative assessments for the other five of our reporting units. In performing these assessments, we used a 3% terminal growth rate, which is supported by our historical growth rate, near-term projections and long-term expected market growth. We then discounted our projected cash flows using weighted-average costs of capital that ranged from 10.5% to 11.0% for our various reporting units. These discount rates reflect management’s assumptions of marketplace participants’ cost of capital. Based on our tests, the fair value of each reporting unit exceeded its carrying amount. Therefore, we concluded that goodwill was not impaired.

The fair value of each reporting unit exceeded its carrying amount by at least 10%. While any individual assumption could differ from those that we used, we believe the overall fair values of our reporting units are reasonable as the values are derived from a mix of reasonable assumptions. Had we used discount rates that were 100 basis points higher than those we assumed, the fair values of the smaller of our Aircraft Controls reporting units and our Medical Devices reporting unit would not have exceeded their carrying amounts and we would have measured impairment of goodwill. However, each of our other reporting units would have still had fair values in excess of their carrying amounts by a substantial amount. If we had used a discount rate that was 50 basis points higher or a terminal growth rate that was 100 basis points lower than those we assumed, the fair values of each of our reporting units would have continued to exceed their carrying amounts.

The fair value of our Medical Devices reporting unit exceeded its carrying value by 10%, and had $85 million of associated goodwill. The key assumptions that drive the estimated fair value are the projected revenue and operating margins, which are used to project future cash flows. Our expectation for this reporting unit is for revenue growth over the five year projection period to be driven by new product offerings, market share growth and industry growth. Additionally, our expectation is that operating margins improve throughout the end of the five year projection period, which is driven by improved sales, as well as continued cost containment activities. If cash flows generated by our Medical Devices reporting unit were to decline in the future, or if there were adverse revisions to key assumptions, we may be required to record additional impairment charges. The circumstances that would pose risk to the fair value of this reporting unit include lower than projected sales growth due to the delay of new product offerings, reduced market share or lower industry growth, as well as potential increases in our cost infrastructure. In addition, the fair value of this reporting unit may be negatively impacted based on the results of our strategic review and the courses of action that we may decide to pursue.

The fair value of the smaller of our Aircraft Controls reporting units exceeded its carrying value by 11%, and had $36 million of associated goodwill. The key assumptions that drive the estimated fair value are projected revenue and operating margins from long-term contract arrangements for the delivery of customer specified hardware requirements. These assumptions are used to project future cash flows. Our expectation for this reporting unit is for revenue growth over the five year projection period to be driven by broadening our product offerings, as well as continued levels of government and private sector funding. Ongoing uncertainty with respect to domestic and foreign government funding at federal and local levels, as well as private sector demand, have impacted recent operating results of this reporting unit. However, we have been able to mitigate the impacts with cost reduction initiatives. The circumstances that would pose risk to the fair value of this reporting unit include projected revenue not materializing due to the loss of key contracts, delayed or cancelled new product offerings and delayed funding, as well as potential increases in our cost infrastructure. If cash flows generated by this reporting unit were to decline in the future, or if there were negative revisions to key assumptions, we may be required to record an impairment charge.

With the exception of these two reporting units, each of our other reporting units exceeded their carrying values by at least 69%.

We evaluate the reasonableness of the resulting fair values of our reporting units by comparing the aggregate fair value to our market capitalization and assessing the reasonableness of any resulting premium.

The determination of our assumptions is subjective and requires significant estimates. Changes in these estimates and assumptions could materially affect the results of our reviews for impairment of goodwill.

Additionally, in our next Form 10-Q, we will include this same, complete disclosure in our Critical Accounting Policies section to provide investors with this expanded information on a timely basis.

We acknowledge that:

•	Moog is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the comments in your letter. If you have any questions or require any additional information, please contact me at (716) 652-2000.

Sincerely,

/s/ Donald R. Fishback

Donald R. Fishback
Vice President
Chief Financial Officer

cc:        Jennifer Walter – Moog Inc., Corporate Controller